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EXHIBIT 99.1

CONTACT

Edward Wong, Chief Financial Officer
011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES, INC.
APPROVES SPIN-OFF OF COAL-MINING AND RELATED BUSINESSES

HONG KONG, DECEMBER 31, 2013—CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR)(the "Company"), a natural resources company based in the People's Republic of China, announced today that its Board of Directors has approved the spin-off (the "Spin-Off") and listing by way of introduction on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") of its wholly-owned subsidiary, Feishang Anthracite Resources Limited ("Feishang Anthracite"), which currently operates the Company's coal mining and related businesses. It is contemplated that the Spin-Off would be effected by way of a distribution in specie by the Company of all of Feishang Anthracite's issued and outstanding ordinary shares, par value HK$0.01 per share ("Ordinary Shares"), to the holders of the Company's common shares ("Common Shares") on a pro rata basis. The proposed Spin-Off does not involve any offering of any Ordinary Shares or any other securities of Feishang Anthracite. The Ordinary Shares are expected to be listed on the Hong Kong Stock Exchange under the stock code "1738". After the Spin-Off, the Company intends to continue its listing on the NASDAQ Capital Market and operating its non-ferrous metals mining and related businesses.

The distribution of Ordinary Shares in connection with the Spin-Off (the "Distribution") is expected to be made on January 22, 2014 to holders of record of the Company's Common Shares as of the close of business on January 13, 2014, the record date for the proposed Spin-Off. Each holder of record of the Company's Common Shares as of the record date will be entitled to five Ordinary Shares for every Common Share held on the record date. Holders of the Common Shares as of the record date will not be required to make any payment, surrender or exchange any Common Shares or take any other action to participate in the Spin-Off. Additional information regarding the Spin-Off, including the procedures by which the Distribution will be effected and further information regarding Feishang Anthracite, are contained in an information statement which will be mailed to the holders of Common Shares.

In connection with the Company's Spin-Off, TAM Cheuk Ho (Class III Director and Executive Vice President of the Company) and WONG Wah On Edward (Class III Director and Chief Financial Officer of the Company) have notified the Company that, as of the effective date of the Spin-Off, they will each resign as an officer and director of the Company and assume positions with Feishang Anthracite. The resignations of Mr. Tam and Mr. Wong were not tendered because of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

Effective upon Mr. Wong's resignation, the Company's Board of Directors has appointed MA Sin Ling to serve as (a) a Class III Director of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until her successor is duly elected and qualified, and (b) Chief Financial Officer and Corporate Secretary of the Company until otherwise determined by the Company's Board of Directors. Ms. Ma is the Chief Financial Manager of the Company and receives an annual salary of US$1.00 and any equity awards as may from time to time be determined by the Company's Compensation Committee and she will receive for her services as Chief Financial Officer an annual salary of US$1.00 and any equity awards as may from time to time be determined by our Compensation Committee.

Ms. Ma has been working at the Company and its predecessor since August 1997 and is currently the Chief Financial Manager. From July 1990 to January 1993, she worked in the audit department of Ernst & Young, Hong Kong. From January 1993 to August 1993, Ms. Ma worked at Time Inc. Asia as accountant. From December 1994 to January 1997, she worked in Everbright Finance and Investment Co, Ltd. as assistant manager in the corporate finance department. From February 1997 to May 1997, she worked in Natwest Securities Asia Holdings Ltd. as Executive—Finance. Ms. Ma holds a Master of Science degree in Finance from the Lancaster University in the United Kingdom and she is a fellow of the Hong Kong Institute of Certified Public Accountants.

Effective upon Mr. Tam's resignation, the Company's Board of Directors has appointed WOO Ming Yee to serve as a Class III Director of the Company until the next annual meeting of shareholders at which Class III Directors are elected and until her successor is duly elected and qualified. Ms. Woo is not a party to any written employment agreement with the Company and will receive for her services as Executive Director an annual salary of US$1.00 and any equity awards as may from time to time be determined by the Company's Compensation Committee.

Ms. Woo is a certified public accountant (practicing) in Hong Kong since 1995 and has been a self-employed practicing accountant since that time. She worked at Ernst & Young, Hong Kong from 1988 till 1992 providing audit, tax, financial consultancy and corporate related advisory services to a wide range of clients in various fields, including finance and banking, manufacturing, trading and law. She is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Woo also holds an Executive Master of Business Administration degree from the University of Birmingham in the United Kingdom and a Bachelor's degree in Accounting & Finance from the Middlesex University in the United Kingdom.

Forward-Looking Statements:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

THIS PRESS RELEASE IS NOT AN OFFER TO SELL NOR IS IT A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION.

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  EXHIBIT 99.1
CHINA NATURAL RESOURCES, INC. APPROVES SPIN-OFF OF COAL-MINING AND RELATED BUSINESSES